MODERN CITY ENTERATAINMENT, INC.
8551 SUNRISE BOULEVARD, SUITE 210
FORT LAUDERDALE, FL 33322

May 22, 2008

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC    20549

Re: Modern City Entertainment, Inc.
       Form 8-K/A
       File No. 000-50468

Dear Ms. Jenkins:

The following is the Company’s response to you letter dated April 29, 2008 and subsequent letter dated May 13, 2008:

Form 8-K/A Filed August 29, 2007

Exhibit 99.1 – Modern City Entertainment, LLC Financial Statements

1. The Company will be amending it’s Form 10QSB for quarter ended September 30, 2007 to include updated financial statements for Modern City Entertainment, LLC through the interim period ended September 30, 2007. This amended return should be filed the week of May 30, 2008

Notes to Financial Statements

Note 5 – Deferred Compensation page 10

2. The Company will be revising the footnote for deferred compensation with the amended filing for quarter ended September 30, 2007 to be consistent with SFAS 123 (R).

Exhibit 99.2 – Unaudited Pro Forma Consolidated Financial Statements

General

3. Proforma statements of income and balance sheet for September 30, 2007 for the Company and Modern City Entertainment, LLC will be provided as exhibit 99.2 in the amended filing for  the 10QSB for September 30, 2007.

4. The proforma for the merger/acquisition will be revised as footnoted accordingly as noted in the letter received. The revised recording of the merger/acquisition will be reflected in the amended 10QSB for the quarter ended September 30, 2007.

Exchange Act Reports

5. The Form 10QSB for the quarter ended December 31, 2007 will be filed by June 3, 2008.

In addition note that the Company has begun the audit process for it’s year ended March 31, 2008 and anticipates filing its 10K by June 29, 2008.

Modern City Entertainment, Inc.  understands the Company is responsible for the adequacy and accuracy of filing, that any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional questions you may have please contact me.

Sincerely,

/s/ William Erfurth
William Erfurth
Chief Executive Officer